UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
TOM Online Inc.
(Name of Issuer)
Ordinary Shares, par value HK $0.01 per share

(Title of Class of Securities)
889728200

(CUSIP Number)
Mak Soek Fun, Angela
c/o TOM Group Limited
48th Floor, The Center
99 Queen’s Road Central
Hong Kong, China
with a copy to:
Tom Janson
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
Tel: (212) 530-5921

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 20, 2003

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	889728200

1	NAMES OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person

TOM Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,800,000,000(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,800,000,000(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,800,000,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.7

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1)	Cheung Kong (Holdings) Limited beneficially owns 36.7% of TOM Group Limited through a series of controlled companies, including Hutchison Whampoa Limited, which beneficially owns 24.5% of TOM Group Limited through a series of controlled companies. Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited. In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited or TDT1, as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited, or TDT2, as trustee of another discretionary trust. Each of TDT1 and TDT2 hold units in The Li Ka-Shing Unity Trust.

Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the ordinary shares par value HK$0.01 per share (the “Ordinary Shares”), of TOM Online Inc. (the “Issuer”). The principal executive offices of the Issuer are located at the 8th Floor, Tower W3, Oriental Plaza, No. 1 Dong Chang An Avenue, Dong Cheng District, Beijing, China 100738.
Item 2. Identity and Background.
(a)	Name: TOM Group Limited

(b)	Principal business address:

48th Floor, The Center 99 Queen’s Road Central Hong Kong, China

The foregoing person is hereinafter sometimes referred to as the “Reporting Person”.

To the best of the Reporting Person’s knowledge, the name, citizenship, residence or business address and present principal occupation or employment (as well as the name and address of any corporation or other organization in which such occupation or employment is conducted) of each of the directors and executive officers of TOM Group Limited is set forth on Schedule I attached hereto, which schedule is hereby incorporated by reference.

(c)	Principal business: TOM Group Limited is involved in the internet, publishing, outdoor media, sports and television and entertainment industries.

(d)	During the last five years, neither the Reporting Person, nor to the best of the Reporting Person’s knowledge, anyone listed on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, neither the Reporting Person, nor to the best of the Reporting Person’s knowledge, anyone listed on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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(f)	TOM Group Limited was incorporated in the Cayman Islands under the Companies Law of the Cayman Islands as an exempted company with limited liability.
Item 3. Source and Amount of Funds or Other Consideration.
     In connection with TOM Online Inc.’s initial public offering, TOM Online Inc. completed a reorganization pursuant to which TOM Group Limited transferred nine core internet business entities to TOM Online Inc. The reorganization was consummated pursuant to a series of agreements, including a Restructuring Agreement between TOM Group Limited (f/k/a TOM.com Limited), TOM Online Inc. and Rich Wealth Holdings Limited (the “Restructuring Agreement”) which is attached hereto as Exhibit 99.1 and incorporated in its entirety herein by reference. Under the Restructuring Agreement TOM Online Inc. issued Ordinary Shares of the newly reorganized TOM Online Inc. in exchange for certain internet business entities.
Item 4. Purpose of Transaction.
     The Reporting Person acquired and continues to hold the Ordinary Shares reported herein for investment purposes and to hold a controlling interest in TOM Online Inc.
     The Reporting Person intends to evaluate the performance of the Ordinary Shares as an investment in the ordinary course of business. The Reporting Person will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Ordinary Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person, as controlling shareholder of TOM Online Inc., may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of new securities of the Issuer or some or all the existing securities of the Issuer, or the disposition of some or all the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, scheme of arrangement involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of or all the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

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Item 5.           Interest in Securities of the Issuer.
(a)	See Items 11 and 13 of the cover page for the aggregate number of shares and percentage of Ordinary Shares beneficially owned by the Reporting Person. There were issued and outstanding 4,259,628,528 Ordinary Shares as of August 31, 2006.

(b)	See Items 7 and 9 of the cover page for the number of Ordinary Shares owned by TOM Group Limited as to which there is sole power to vote or direct the vote or sole power to dispose or to direct the disposition of such Ordinary Shares.

(c)	Neither the Reporting Person, nor to the best of the Reporting Person’s knowledge, anyone listed on Schedule I attached hereto, has effected any transaction in the Ordinary Shares during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.
Item 6.           Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Mr. Wang Lei Lei has been granted options to purchase 139,264,000 Ordinary Shares under TOM Online Inc. Pre-IPO Share Option Plan as of August 31, 2006.
Item 7.           Material to be Filed as Exhibits.

Exhibit 99.1	The Restructuring Agreement by and among TOM Group Limited (f/k/a TOM.com Limited), Tom Online Inc. and Rich Wealth Holdings Limited dated as of September 20, 2003

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.
Dated: 25 September, 2006

TOM GROUP LIMITED

By:	/s/ Mak Soek Fun, Angela

Name: Mak Soek Fun, Angela
Title: Director

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Schedule I
TOM Group Limited
Executive Officers

Name and Address of
Corporation or
	Business or	Principal Occupation	Other Organization
Name	Residence Address	or Employment	in Which Employed

Tong Mei Kuen, Tommei*	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China	Chief Executive Officer and Executive Director	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China

Mak Soek Fun, Angela*	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China	Executive Director	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China

Ekkehard Rathgeber	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China	Chief Operating Officer	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China

Hon Ping Cho, Terence	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China	Group Finance Director	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China

Ng Hoi Kit, Michael	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China	Chief Investment Officer	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China

*	Also a Director

Directors

Name and Address of
Corporation or
	Business or	Principal Occupation	Other Organization
Name	Residence Address	or Employment	in Which Employed

Frank John Sixt	Hutchison Whampoa Limited 22nd Floor, Hutchison House 10 Harcourt Road Hong Kong, China	Group Finance Director	Hutchison Whampoa Limited 22nd Floor, Hutchison House 10 Harcourt Road Hong Kong, China

Chang Pui Vee, Debbie	Victoricoast Limited 29th Floor, Harbour Centre 25 Harbour Road Wanchai Hong Kong, China	Consultant	Victoricoast Limited 29th Floor, Harbour Centre 25 Harbour Road Wanchai Hong Kong, China

Chow Woo Mo Fong, Susan	Hutchison Whampoa Limited 22nd Floor, Hutchison House 10 Harcourt Road Hong Kong, China	Deputy Group Managing Director	Hutchison Whampoa Limited 22nd Floor, Hutchison House 10 Harcourt Road Hong Kong, China

Ip Tak Chuen, Edmond	Cheung Kong (Holdings) Limited 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong, China	Deputy Managing Director	Cheung Kong (Holdings) Limited 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong, China

Lee Pui Ling, Angelina	Woo, Kwan, Lee & Lo 27th Floor, Jardine House 1 Connaught Place, Central Hong Kong, China	Partner	Woo, Kwan, Lee & Lo 27th Floor, Jardine House 1 Connaught Place, Central Hong Kong, China

Wang Lei Lei	TOM Online, Inc. 8th Floor, Tower W3 Oriental Plaza No. 1 Dong Chang An Avenue Dong Cheng District Beijing, China	Executive Director and Chief Executive Officer	TOM Online, Inc. 8th Floor, Tower W3 Oriental Plaza No. 1 Dong Chang An Avenue Dong Cheng District Beijing, China

Name and Address of
Corporation or
	Business or	Principal Occupation	Other Organization
Name	Residence Address	or Employment	in Which Employed
Cheong Ying Chew, Henry	6th Floor New Henry House 10 Ice House Street Central Hong Kong, China	Director	Worldsec Asset Management Limited 6th Floor New Henry House 10 Ice House Street Central Hong Kong, China

WAG Worldsec Corporate Finance Limited 6th Floor New Henry House 10 Ice House Street Central Hong Kong, China

Wu Hung Yuk, Anna	Room 2810 Harbour Center 25 Harbour Road Wanchai Hong Kong, China	Advisor to Law School of Shantou University	Shantou University 243 Da Xue Road Shantou Guangdong China

James Sha	Springcreek Investments, LLP 66 Stockbridge Avenue Atherton CA 94027 United States of America	Managing Partner of Springcreek Investments, LLP	Appstream Corporation 2300 Geng Road Suite 100 Palo Alto CA 94303-3323 United States of America

Optoplex Corporation 3374 Gateway Blvd Fremont CA94538 United States of America